Exhibit Index is on page 12

                                            SECURITIES AND EXCHANGE COMMISSION
                                                  Washington, D.C. 20549

                                                       Schedule 13D

                                   Under the Securities Exchange Act of 1934
                                                (Amendment No.          )*



                                                       SERAGEN, INC.
_________________________________________________________________
                                                     (Name of Issuer)


                                               COMMON STOCK, $0.01 PAR VALUE
_________________________________________________________________
                                              (Title of Class of Securities)


                                                         81747410
                                              ______________________________
                                                      (CUSIP Number)

                                     Henry Brachfeld, 175 Bloor Street East,
            South Tower, 6th Floor, Toronto, Ontario M4W 3R8 (416) 929-1626

                            (Name, Address and Telephone Number of Person
                          Authorized to Receive Notices and Communications)
                                                    May 29, 1996
                                       _______________________________
                                       (Date of Event which Requires Filing
                                                    of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                           (Continued on the following page(s))
                                                    Page 1 of 31 Pages

                                                            13D
CUSIP No.        81747410         Page    2   of   31            Pages




1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            P.R.I.F., L.P.


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                      (a)



3         SEC USE ONLY





4         SOURCE OF FUNDS*

                            00, WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)




6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Province of Ontario, Canada

      NUMBER OF    7        SOLE VOTING POWER

       SHARES

    BENEFICIALLY   8        SHARED VOTING POWER
                           921,212 (direct) (assuming conversion of all
                           Convertible Preferred Shares at $4.125)
      OWNED BY
                   9        SOLE DISPOSITIVE POWER
        EACH

      REPORTING
                 10         SHARED DISPOSITIVE POWER
       PERSON
                            921,212 (direct) (assuming conversion of all Convertible Preferred Shares at $4.125)
        WITH


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          921,212 (direct) (assuming conversion of all Convertible Preferred Shares at $4.125)


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*




13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.2% (direct) (assuming conversion of all Convertible Preferred Shares at $4.125)



14        TYPE OF REPORTING PERSON*

          PN

                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            13D
CUSIP No.        81747410   Page    3 of   31  Pages
                  ________________________


1       NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Lillian Brachfeld


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)



3         SEC USE ONLY





4         SOURCE OF FUNDS*

                   Not applicable


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)




6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Canadian

NUMBER OF          7        SOLE VOTING POWER

       SHARES

    BENEFICIALLY   8        SHARED VOTING POWER

                            921,212 (indirect) (assuming conversion of all
                            Convertible Preferred Shares at $4.125)
      OWNED BY
                  9         SOLE DISPOSITIVE POWER
        EACH

      REPORTING
                 10         SHARED DISPOSITIVE POWER
       PERSON
                            921,212 (indirect) (assuming conversion of all Convertible Preferred Shares at $4.125)
        WITH


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           921,212 (indirect) (assuming conversion of all Convertible Preferred Shares at $4.125)


12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*




13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.2% (indirect) (assuming conversion of all Convertible Preferred Shares at $4.125)



14         TYPE OF REPORTING PERSON*

                   IN

                            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            13D
          CUSIP No.        81747410   Page    4of   31   Pages
                       ________      _________


         1         NAME OF REPORTING PERSON
                   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Henry Brachfeld


         2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)



         3         SEC USE ONLY





         4         SOURCE OF FUNDS*

                            Not applicable


         5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)




         6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States

      NUMBER OF   7         SOLE VOTING POWER

       SHARES

    BENEFICIALLY  8         SHARED VOTING POWER

                            921,212 (indirect) (assuming conversion of all
                            Convertible Preferred Shares at $4.125)
      OWNED BY
                  9         SOLE DISPOSITIVE POWER
        EACH

      REPORTING
                 10         SHARED DISPOSITIVE POWER
       PERSON
                            921,212 (indirect) (assuming conversion of all Convertible Preferred Shares at $4.125)
        WITH


        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   921,212 (indirect) (assuming conversion of all Convertible Preferred Shares at $4.125)


        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*




        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.2% (indirect) (assuming conversion of all Convertible Preferred Shares at $4.125)



        14         TYPE OF REPORTING PERSON*

                   IN

                              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            13D
CUSIP No.        81747410   Page    5 of   31  Pages
                        ________      ________



         1         NAME OF REPORTING PERSON
                   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            HB and Co., Inc.


         2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                      (a)



         3         SEC USE ONLY





         4         SOURCE OF FUNDS*

                            Not applicable


         5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)




         6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            Province of Ontario, Canada

      NUMBER OF   7         SOLE VOTING POWER

       SHARES

    BENEFICIALLY  8         SHARED VOTING POWER

                            921,212 (indirect) (assuming conversion of all
                            Convertible Preferred Shares at $4.125)
      OWNED BY
                  9         SOLE DISPOSITIVE POWER
        EACH

      REPORTING
                 10         SHARED DISPOSITIVE POWER
       PERSON
                            921,212 (indirect) (assuming conversion of all Convertible Preferred Shares at $4.125)
        WITH


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           921,212 (indirect) (assuming conversion of all Convertible Preferred Shares at $4.125)


12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*




13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2% (indirect) (assuming conversion of all Convertible Preferred Shares at $4.125)


14
                   TYPE OF REPORTING PERSON*

                            CO

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer
          This statement relates to the shares of common stock, $0.01 par value per share, (the "Shares") of Seragen, Inc. (the "Issuer"), whose principal executive offices are located at 97 South Street, Hopkinton, Massachusetts 01748.

Item 2.   Identity and Background

          This statement is being filed by the following persons
(collectively, the "Reporting Persons"): P.R.I.F., L.P. ("PRIF"), HB and Co., Inc. ("HB"), Lillian Brachfeld and Henry Brachfeld.

          PRIF is a limited partnership formed under the Limited
Partnerships Act (Ontario), with its principal business and office address at 175 Bloor Street East, South Tower, 6th Floor,
Toronto, Ontario, M4W 3R8. The principal business of PRIF is investing in securities of publicly-traded corporations and other marketable securities. The sole general partner of PRIF is HB.

           HB is a corporation incorporated under the laws of the Province of Ontario, Canada, with its principal business and office address at 175 Bloor Street East, South Tower, 6th Floor,
Toronto, Ontario, M4W 3R8. HB is a private corporation all of the shares of which are beneficially and directly owned by Lillian Brachfeld.
The principal business of HB is to carry on business as an investor in publicly-traded corporations and other marketable securities.
Henry Brachfeld is the sole director of HB and is the President and Secretary of HB. There are no other executive officers of HB.

            Lillian Brachfeld, a Canadian citizen and resident, is a private investor whose business address is 175 Bloor Street
East, South Tower, 6th Floor, Toronto, Ontario M4W 3R8.

             Henry Brachfeld, an American citizen and a Canadian resident, is a private investor whose business address is 175 Bloor Street East, South Tower, 6th Floor, Toronto, Ontario M4W 3R8.

             During the last five years, none of HB, PRIF, Lillian Brachfeld or Henry Brachfeld have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or fighting any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration

                   On May 29, 1996 PRIF subscribed for 3,800 convertible preferred shares (the "Convertible Preferred Shares") of the Issuer, at a subscription price of U.S. $1,000 per share, for a total consideration of U.S. $3,800,000 for the Convertible Preferred Shares.
On June 3, 1996, PRIF borrowed U.S. $2,000,000 from Refco F/X Associates Ltd. ("REFCO"), a Bermuda corporation. The loan from REFCO was secured by the deposit of 2,500 of the Convertible Preferred Shares of the Issuer. The remainder of the U.S. $3,800,000 purchase price for the Convertible Preferred Share, U.S. $1,800,000, came from funds of PRIF.

Item 4.            Purpose of Transaction

      PRIF acquired direct beneficial ownership of the Convertible Preferred Shares of the Issuer for investment purposes. The Reporting Persons believe that the Convertible Preferred Shares of the Issuer represents an attractive investment. The Convertible Preferred
Shares are convertible into Shares of the Issuer at the lesser of (a)
73% of the five day average closing bid price for the Shares for the five business days immediately preceding the conversion date, as reported by NASDAQ, or (b) the closing bid price on NASDAQ for the Shares for May 28, 1996, being $4.125 per Share. The Convertible Preferred Shares are subject to mandatory conversion into Shares of the Issuer no later than 18 months from the date of the issuance.

       None of the Reporting Persons have any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, each of the Reporting Persons reserves the right to change its plans or intentions at any time and to take all actions they may deem appropriate to maximize the investment. In particular, depending upon prevailing market conditions, economic conditions and other factors, the Reporting Persons may acquire Shares or securities convertible into Shares or sell all or part of the interest in the Issuer.

Item 5.            Interest in Securities of the Issuer

      PRIF is the direct beneficial owner of, and has shared voting and dispositive power (directly) over, 3,800 Convertible Preferred Shares of the Issuer, issued at U.S. $1,000 per share, which Convertible Preferred Shares are convertible, assuming conversion at $4.125 per Share, into 921,212 Shares of the Issuer. The Convertible Preferred Shares pay an 8% cumulative dividend payable in Shares at the time of each conversion. According to the Issuer's Form 10-Q for the quarter ended March 31, 1996, 16,642,451 Shares are issued and outstanding as at May 6, 1996. Assuming conversion at a price of $4.125 per Share, PRIF would be entitled upon conversion of all of its Convertible Preferred Shares to 921,212 Shares, representing approximately 5.2% of the Issuer's outstanding Shares.

                   As the general partner of PRIF, HB is the indirect beneficial owner of, and has shared voting and dispositive power (indirectly) over, the 3,800 Convertible Preferred Shares of the Issuer. As the holder of all the issued and outstanding shares of HB, Lillian Brachfeld has the power to direct the indirect voting and disposition of the Convertible Preferred Shares owned by HB and accordingly may be deemed the indirect beneficial owner of, and to have shared voting and dispositive power indirectly over, the 3,800 Convertible Preferred Shares of the Issuer.
As the sole director and sole executive officer of HB, Henry Brachfeld has the power to direct the indirect voting and disposition of the Convertible Preferred Shares owned by HB and accordingly may be deemed to be the indirect beneficial owner of, and to have shared voting and dispositive power indirectly over, the 3,800 Convertible Preferred Shares of the Issuer.

          To the knowledge of HB, none of the executive officer or director of HB or the control person of HB is the beneficial owner of any Shares of the Issuer.

          During the 60 days preceding the date hereof, there were no other transactions in the Shares that were effected by the Reporting Persons.

           There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares of the Issuer or the Convertible Preferred Shares of the Issuer.

Item 6.            Contracts, Arrangements, Understandings or
                   Relationships With Respect to Securities of the Issuer

          PRIF is a limited partnership, the sole general partner of which is HB. HB has the exclusive authority to manage, control and administer investments and affairs of PRIF. The holder of all the issued and outstanding shares of HB is Lillian Brachfeld. Henry Brachfeld is the sole director of HB and, as the sole executive officera) of HB, President and Secretary of HB.

           PRIF is a party to an agreement with REFCO, dated June 3, 1996, wherein REFCO agreed to loan to PRIF the sum of U.S. $2,000,000. PRIF agreed to secure the loan from REFCO by way of the deposit of 2,500 Convertible Preferred Shares of the Issuer with REFCO.

Item 7.            Material to be Filed as Exhibits

                   The following are being filed as Exhibits:
Exhibit A         Agreement relating to the filing of a joint acquisition
                  statement

Exhibit B         Loan Agreement dated June 3, 1996 between Refco F/X
                  Associates Ltd. and P.R.I.F., L.P.

Exhibit C         Subscription Agreement for Convertible Preferred Shares
                  dated May 29, 1996 between Seragen, Inc. and P.R.I.F., L.P.



                                                        SIGNATURES


                   After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 21, 1996.
          P.R.I.F., L.P.


                   Henry Brachfeld
          by _______________________________
                   Henry Brachfeld, President
                   and Secretary of HB and Co., Inc., General Partner


          HB AND CO., INC.


                   Henry Brachfeld"
          by _______________________________
                   Henry Brachfeld
                   President and Secretary



                   Lillian Brachfeld
          by _______________________________
                   Lillian Brachfeld

                              EXHIBIT INDEX
                                                                  Page No.

Exhibit A          Agreement relating to the filing of a joint
                   acquisition statement                             13

Exhibit B          Loan Agreement dated June 3, 1996 between
                   Refco F/X Associates Ltd. and P.R.I.F., L.P.      14

Exhibit C          Subscription Agreement for Convertible Preferred
                   Shares dated May 29, 1996 between Seragen, Inc.
                   and P.R.I.F., L.P.                                17

                                EXHIBIT A


        The undersigned hereby agree that the Statement on Schedule 13D relating to the common shares of Seragen, Inc., to which this Agreement shall be attached as an Exhibit, and all future amendments with respect thereto are being filed with the Securities and Exchange Commission on behalf of each of the undersigned.

        IN WITNESS WHEREOF the undersigned have each duly executed this Agreement on June 21, 1996.

          P.R.I.F., L.P.


                Henry Brachfeld
          by ____________________________
                   Henry Brachfeld, President
                   and Secretary of HB and Co., Inc., General Partner


          HB AND CO., INC.


                 Henry Brachfeld
          by _______________________________
                   Henry Brachfeld
                   President and Secretary



                 Lillian Brachfeld
          by _______________________________
                   Lillian Brachfeld




                                       EXHIBIT B

P.R.I.F., L.P.
175 Bloor Street East
South Tower
6th Floor
Toronto, Canada
M4W 3R8


Refco F/X Associates, Ltd. (REFCO), a Bermudian registered company, is pleased to offer the following terms and conditions with respect to the following equity financing transaction:


Lender              Refco F/X Associates, Ltd.

Borrower P.R.I.F., L.P., a limited partnership formed under the laws of Ontario, Canada.

Security Seragen Inc. Convertible Preferred Shares issued under Regulation S at a price of U.S.$1,000 per share. The shares are subject to mandatory conversion into Common Stock of Seragen Inc. no later than 18 moths from the date of issuance of the Convertible Preferred Shares. The Convertible Preferred Shares are convertible into Common Stock of Seragen Inc. at either (a) a discount of 27% to the average of the closing bid price of Common Stock on NASDAQ for the five business days immediately preceding the conversion date, or (b) at $4.12 per share of Common Stock.

Loan Advance        U.S.$2,000,000.

Margin Collateral   The Borrower will at all times maintain on deposit with
                    the Lender collateral equal to 80% of the Loan Advance.
                    The Lender and the Borrower acknowledge that the Loan will initially be secured by the deposit of 2,500
                    Convertible Preferred Shares of Seragen Inc. issued at a price of U.S.$2,500,000.

Maintenance of      Subsequent to the conversion of the Shares, to meet
Account             margin requirements, the Borrower may deposit collateral
                    consisting of cash, U.S. government obligations or other such marketable securities or other property which may be acceptable to the Lender.

Interest Rate       60-day LIBOR plus 200 bps (fixed at the date of advance of the Loan) calculated on the amount of the Loan Advance and payable on maturity.

Principal Amount    The principal amount of the Loan is equal to the Loan
                    Advance plus the Equity Participation Amount.

Equity
Participation        The Equity Participation Amount is equal to 35% of the
Amount               sum of the following amounts:

                     (A) the net proceeds of the sale by the Borrower of that number of shares of Common Stock of Seragen Inc. acquired upon conversion of 2,000 Convertible Preferred Shares (and for this purpose, if the Borrower is the owner of more than 2,000 Convertible Preferred Shares, the first Common Shares acquired by the Borrower upon conversion and sold by the Borrower shall be taken into account for purposes of this calculation) after deducting brokerage commissions incurred in connection with the sale minus

                     (B) a pro rata portion of the commissions paid by the Borrower in connection with the purchase of 2,000 of the Seragen Inc. Convertible Preferred Stock;

                     (C) interest paid or accrued by the Borrower on the Loan from the Lender from the date of borrowing to the date of repayment, and

                     (D) U.S. $2,000,000.

Maturity Date        The Loan will be repayable on the earlier of the date of
                     closing of the sale by the Borrower of the Shares of Common Stock of Seragen Inc. acquired by the Borrower upon conversion of the Convertible Preferred Stock and 18 months from the date of advance of the Loan Advance.

If you are in agreement with the aforementioned terms and conditions, please sign your acceptance below.

Yours sincerely,



Santo C. Maggio
Director

AGREED AND ACCEPTED


          Henry Brachfeld
By:
                   P.R.I.F., L.P.

Dated: June 3, 1996

                                   EXHIBIT C

                     OFFSHORE SECURITIES SUBSCRIPTION AGREEMENT
                          FOR CONVERTIBLE PREFERRED SHARES



                   THE SECURITIES OFFERED HEREBY HAVE NOT BEEN
                   AND WILL NOT BE REGISTERED UNDER THE UNITED
                   STATES SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE "1933 ACT"), AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES (AS DEFINED IN REGULATION S OF THE 1933 ACT) OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S OF THE 1933 ACT) EXCEPT PURSUANT TO REGISTRATION UNDER OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS
                   OF THE 1933 ACT.


          This Offshore Securities Subscription Agreement is executed in reliance upon the transaction exemption afforded by Regulation S
("Regulation S") as promulgated by the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended ("1933 Act").

           This Agreement has been executed by the undersigned in connection with the private placement of the Series A Convertible Preferred Stock
(the "Shares") of

                                  SERAGEN, INC.
                                97 South Street
                               Hopkinton, MA 01748

National Association of Securities Dealers Automated Quotation System Symbol
(SRGN), a corporation organized under the laws of Delaware, United States of America (the "ISSUER").

The Undersigned Purchaser:

NAME:      P.R.I.F., L.P. by H.B. and Co., Inc.

ADDRESS:   c/o Wood Gundy Inc.

200 King Street West, Box 72, 6th Floor

Toronto, Ontario M5H 3Z8 Canada

, a non "U.S. person" (the "Purchaser") hereby represents and warrants to, and agrees with, ISSUER as follows:

1.        The Offering.

          a. The undersigned hereby subscribes for 3,800 Convertible Preferred Shares (the "Shares"), at the aggregate subscription price of U.S. $1,000 per share, payable in United States Dollars, for a total consideration of $3,800,000 Dollars (the "Subscription Proceeds"). The Shares shall pay an 8% cumulative dividend payable in common stock at the time of each conversion. The Shares are subject to a mandatory, 18 month conversion feature at the end of which all Shares outstanding will be automatically converted.
The undersigned acknowledges that a portion of such Subscription Proceeds is payable to Scharff, Witchel & Co., Inc. in connection with facilitation of the purchase of such Shares by the undersigned.

          The Purchaser is entitled, at its option, at any time commencing 45 days after issue hereof to convert any or all of the Shares into shares of Common Stock, $0.01 par value per share, of the Issuer (the "Common Stock"), at a conversion price for each share or Common Stock equal to the lesser of (a) seventy-three percent (73%) of the Market Price (as defined below) of the Issuer's Common Stock, or (b) the closing bid price on NASDAQ for the Common Stock for the day immediately preceding the "Closing Date" as defined in paragraph B. "Market Price" shall mean the five (5) day average closing bid for the Common Stock for the five (5) business days immediately preceding the conversion date, as reported by NASDAQ. Investor shall exercise the conversion option pursuant to the Notice of Conversion attached hereto as Exhibit "A".

          b. Form of Payment. PURCHASER shall pay the total Subscription Proceeds hereunder by delivering good funds by wire transfer in United States Dollars on or before May 29, 1996 into the escrow account as follows:

                                      First Union Bank of Connecticut
                                      Stamford Executive Office
                                      300 Main Street, P.O. Box 700
                                      Stamford, CT 06904-0700

          ABA #                       021101108
          Swift #                     UTCIUS33
          Account:                    2-072-298
          Account Name:               Joseph B. LaRocco, Esquire - Trustee
                                      Account

2.                 Subscriber Representations: Access to Information:
                   Independent Investigation.

          a. Offshore Transaction. PURCHASER represents and warrants to ISSUER as follows:

                 i. Neither the PURCHASER nor any person or entity for whom the PURCHASER is acting as fiduciary is a U.S. person. A U.S. person means any one of the following:

                            (1) any natural person resident in the United States of America;

                            (2) any partnership or corporation organized or incorporated under the laws of the United States;

                            (3) any estate of which any executor or administrator is a U.S. person;

                            (4)       any trust of which any trustee is a U.S.
                                      person;

                            (5) any agency or branch of a foreign entity located in the United States;

                            (6) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

                            (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

                            (8)       any partnership or corporation if:

                                   (a)         organized or incorporated under
                                               the laws of any foreign
                                               jurisdiction; and

                                   (b)         formed by a U.S. person,
                                               principally for the purpose of
                                               investing in securities not
                                               registered under the Securities
                                               Act, unless it is organized
                                               or incorporated, and owned, by
                                               accredited Investors (as
                                               defined in Rule 501(a) under
                                               the Securities Act) who are
                                               not natural persons, estates or
                                               trusts.

                ii. At the time the buy order was originated, PURCHASER was outside the United States and is outside the United States as of the date of the execution and delivery of this Agreement. No offer to purchase the Shares was made to a person in the United States.

               iii. PURCHASER is purchasing the Shares for its own account or for the account of beneficiaries for whom the PURCHASER has full investment discretion with respect to the Shares and whom the PURCHASER has full authority to bind so that each such beneficiary is bound hereby as if such beneficiary were a direct purchaser hereunder and all representations, warranties and agreements herein were made directly by such beneficiary. Purchaser is not purchasing the Shares on behalf of any U.S. person and the sale has not been prearranged with a purchaser in the United States.

                iv. Each distributor participating in the offering of the Shares, if any, has agreed in writing, a copy of which has been delivered to ISSUER with this Agreement, that all offers and sales of the Shares prior to the expiration of a period commencing on the date of the Closing of the last purchase and sale of the Convertible Preferred Shares offered by the ISSUER and ending 40 days thereafter (the "Restricted Period") shall only be made (A) in compliance with the safe harbor contained in Regulation S; (B) pursuant to registration of Shares under the Securities
                            Act; or (C) pursuant to an exemption from registration.

                 v. PURCHASER represents and warrants and hereby agrees that all offers and sales of the Shares shall only be made (A) in compliance with the safe harbor contained in Regulation S; (B) pursuant to registration of Shares under the Securities Act;
                            or (C) pursuant to an exemption from
                            registration.

                vi. PURCHASER understands and acknowledges that the Shares have not been registered under the 1933
                            Act and may not be offered or sold in
                            the United States or to U.S. persons or for the account or benefit of a U.S. person (other than distributors as defined in Regulation S) unless the Shares are registered under the Securities Act or an exemption from the registration requirements is available.

               vii. PURCHASER acknowledges that the purchase of the Shares involves a high degree of risk and further acknowledges that it can bear the economic risk of the purchase of the Shares, including the total loss of its investment. PURCHASER acknowledges that it has obtained the advice of competent legal counsel in its domicile jurisdiction that Purchaser is qualified under the laws of its domicile to purchase the securities offered hereunder and that the offer and sale of said securities will not violate the laws of its domicile jurisdiction.

              viii. PURCHASER understands that the Shares are being offered and sold to it in reliance on the rules promulgated under Regulation S and that the ISSUER is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgements and understandings of
                            PURCHASER set forth herein in order to determine the applicability of such rules and the suitability of PURCHASER to acquire the Shares.

                ix. PURCHASER is sufficiently experienced in financial and business matters to be capable of evaluating the merits and risks of itsinvestments, and to make an informed decision relating thereto.

                 x. In evaluating its investment, PURCHASER has consulted with its own investment and/or legal and/or tax advisors.

                xi. PURCHASER understands that in the view of the SEC the statutory basis for the exemption claimed for this transaction would not be present if the offering of Shares, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provision of the Securities Act. PURCHASER is acquiring the Shares for investment purposes and has no present intention to sell the Shares in the United States, to a U.S. person or for the account or benefit of a U.S. person. PURCHASER hereby confirms that the purpose of including the PURCHASER Representation Letter (see Exhibit A attached hereto) to facilitate the transfer of the certificates representing the Shares into street name, is to enable PURCHASER to comply with the requirements of certain offshore portfolio management regulations and the security requirements of offshore lenders for margin loans. PURCHASER agrees to provide signature guarantees when any Purchaser Representation Letter is delivered to the Company.

               xii. PURCHASER is neither an underwriter of, nor a dealer in, the Shares. PURCHASER is not participating, pursuant to a contractual agreement, in the distribution of the Shares.

              xiii. PURCHASER represents and warrants that neither it nor any of its affiliates will directly or indirectly maintain any short position in Shares, Common Stock or any other securities of the ISSUER so long as any of the shares have not been converted into Common Stock;
                            If PURCHASER is purchasing the
                            Shares subscribed for hereby in representative or fiduciary capacity, the representations and warranties in this Offshore Securities Subscription Agreement shall be deemed to have been made on behalf of the person or persons for whom PURCHASER is so purchasing.

                            The foregoing representations and warranties are true and accurate as of the date hereof, shall be true and accurate as of the date of the acceptance by the ISSUER of PURCHASER's subscription, and shall survive thereafter. If PURCHASER has knowledge, prior to the acceptance of its Offshore Securities Subscription Agreement by the ISSUER, that any such representations and warranties shall not be true and accurate in any respect, the PURCHASER, prior to such acceptance, will give written notice of such fact to the ISSUER specifying which representations and warranties are not true and accurate and the reasons therefor.

          b. Current Public Information. PURCHASER acknowledges that PURCHASER has acquired and carefully reviewed the ISSUER's annual report on Form 10-K for its fiscal year ended December 31, 1995, and its quarterly report on Form 10-Q filed for the quarter ended March 31, 1996 (together, the "SEC Reports"). Except as set forth in this Agreement and the SEC Reports, no representations or warranties have been made to PURCHASER by the ISSUER or any agent, employee or affiliate of the ISSUER, and in entering into this transaction PURCHASER is not relying upon any information, other than that provided pursuant to this Agreement and the SEC Reports and the results of independent investigation by PURCHASER.

          c. Independent Investigation; Access. PURCHASER acknowledges that PURCHASER, in making the decision to purchase the Shares subscribed for, has relied upon independent investigations made by it and its PURCHASER representative, if any, and PURCHASER and such representatives, if any, have, prior to any sale to PURCHASER, had an opportunity to ask questions of, and to receive answers from ISSUER or any person acting on its behalf concerning the terms and conditions of this offering. PURCHASER and its advisors, if any, have been furnished with access to all publicly available materials relating to the business, finances and operations of the ISSUER and materials relating to the offer and sale of the Shares which have been requested. PURCHASER and its advisors, if any, have received complete and satisfactory answers to any such inquiries.

          d.                No Government Recommendations or Approval.
                   PURCHASER understands that no federal or state agency has made or will make any finding or determination relating to the fairness for public investment in the Shares, or has passed or made, or will pass on or make, any recommendation or endorsement of the Shares.

          e. Entity Purchases. If PURCHASER is a partnership, corporation or trust, the person executing this Agreement on its behalf represents and warrants that:

                 i. He or she has made due inquiry to determine the truthfulness of the representations and warranties made pursuant to this Agreement;

                ii. He or she is duly authorized (if the undersigned is a trust, by the trust agreement) to make this investment and to enter into and execute this Agreement on behalf of such entity.

3.                 Issuer Representations.

          ISSUER represents and warrants to the PURCHASER as follows:

          a. Reporting Company Status. ISSUER is a reporting issuer as defined by Rule 902 of Regulation S. ISSUER has filed the information required by the reporting obligations under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended.

          b. Offshore Transaction. ISSUER has not offered Convertible Preferred Shares to any person in the United States or to any U.S. person or for the account or benefit of any U.S. person. At the time the buy order was originated, ISSUER and/or its agent reasonably believed that PURCHASER was outside of the United States and was not a U.S. Person. ISSUER and/or its agent reasonably believe that the transaction has not been prearranged with a Purchaser in the United States.

          c. No Directed Selling Efforts. In regard to this transaction, ISSUER has not conducted any "directed selling efforts" as that term is defined in Rule 902 of Regulation S nor has ISSUER conducted any general solicitation relating to the offer and sale of Convertible Preferred Shares to U.S. persons residing within the United States or elsewhere.

          d. Shares. The Shares and shares of Common Stock issuable upon conversion of the Shares, when issued and delivered will be duly and validly authorized and issued, fully paid and non-assessable and will not subject the holders thereof to any liability by reason of being such holders. The stock certificates representing Common Stock issued upon conversion of the Shares shall be unlegended and there shall be no stop transfer instructions issued in relation to such common stock.

          e. Subscription Agreement. This Agreement, when acknowledged by the signature of an officer of the ISSUER, has been duly authorized, validly executed and delivered on behalf of the ISSUER and is a valid and binding agreement of the ISSUER in accordance with its terms.

          f. Non-contravention. The execution and delivery of this Agreement, the consummation of the issuance of the Shares and the transactions contemplated hereunder do not and will not conflict with or result in a breach by the ISSUER of any of the terms or provisions of, or constitute a default under, the certificate of incorporation or by-laws of the ISSUER (or any equivalent documents thereto) or any indenture, mortgage, deed of trust, or other material agreement or instrument to which the ISSUER is a party or by which it or any of its properties or assets are bound, or any existing applicable law, rule or regulation or any applicable decrees, judgment, or order of any court, federal or state regulatory body, administrative agency or other governmental body having jurisdictions over the ISSUER or any of its properties or assets.

          g. Prior Shares Issued Under Regulation S. ISSUER has not issued any shares of stock under Regulation S subsequent to its most recent SEC Report.

          h. Securities Law Compliance. Based upon the representations and warranties of the PURCHASER in Section 2 and of all other PURCHASERS executing similar agreements in connection with this offering, with respect to the Company's actions, (i) the offer and the sale of Shares has been made so as to conform in all respects with the requirements of Regulation S and with the requirements of all other published rules and regulations of the SEC currently in effect relating to "private offerings" to non-residents of the United States of the type contemplated herein; and (ii) Neither the offer, sale or delivery of the Shares under the terms of this Agreement will violate Section 5 of the Securities Act, as presently in effect.

          i. Filings. ISSUER undertakes and agrees pursuant to the sale of its securities under Regulation S to make all necessary filings in connection with the sale of its securities as required by the laws and regulations of the United States.

4.                 Restricted Period; Conversion.

          Rule 903 (c) under Regulations S restricts PURCHASER from offering and selling the Shares or the shares of Common Stock into which the Shares may be converted to U.S. persons or for the account or benefit of a U.S. person during the forty-five (45) day Restricted Period.

5.                 Reliance on Representations.

          PURCHASER understands that the offer and sale of the Shares is not being registered under the Securities Act. ISSUER is relying on the rules governing offers and sales made outside the United States pursuant to Regulation S. Rules 901 through 903 of Regulation S govern this transaction.

6.                 Transfer Agent Instructions.

          a. Legends on Certificate. PURCHASER may transfer the Shares to persons other than U.S. persons in accordance with Regulation S prior to the expiration of the 45 day restricted period. Accordingly, PURCHASER acknowledges that the Company will instruct its transfer agent to place a stop transfer order with respect to certificates representing the Shares and that such certificates will bear the following legend:

                   "The shares represented by this certificate have been issued pursuant to Regulation S promulgated under the Securities
                   Act of 1933, as amended ("Act"), and have not been registered under the Act. These shares may not be offered or sold within the United States or to or for the account of a "U.S. Person" (as that term is defined in Regulation S) until after
                                               , 1996, [the 45th day following
                   completion of the offering]. After such date, this legend shall have no further effect."

          b. Purchaser Representation Letter. ISSUER agrees to accept a PURCHASER's Representation Letter from the PURCHASER in the form of Exhibit "B" attached, as sole and sufficient evidence that the PURCHASER has complied with applicable securities laws and upon receipt of such a letter shall promptly transfer, or instruct the transfer agent, for the Convertible Preferred Shares, if any, to transfer the Shares into "Street Name", if so requested by PURCHASER, as expeditiously as practical after receipt of the certificates and the PURCHASER Representation Letter; provided, ISSUER shall not be required to deliver such instructions if it knows or reasonably believes, any of the representations made in the PURCHASER Representation Letter are false.

          c. Transfer Agent Instructions. ISSUER shall issue, or instruct the transfer agent for the Convertible Preferred Shares, if any, to issue one or more share certificates representing Shares, in the names of qualified purchasers to be specified prior to Closing. All of the Shares so issued will be issued pursuant to Regulation S. ISSUER warrants further that the Shares shall be freely transferable on the books and records of ISSUER subject to compliance with Regulation S and other applicable securities laws and the terms of this Agreement.

7.                 Conversion Procedures.

          a. The Purchaser is entitled, at its option, at any time commencing 45 days after issue hereof to convert any or all of the Shares into shares of Common Stock, $0.01 par value per share, of the issuer
                   (the "Common Stock"), at a conversion price for each share or Common Stock equal to the lesser of (a) seventy-three percent (73%) of the Market Price (as defined in Paragraph 1 above) of the Issuer's Common Stock, or
                   (b) the closing bid price on NASDAQ for the Common Stock for the day immediately preceding the "Closing Date" as defined in paragraph 8. Such conversion shall be effectuated by sending to the Company, or its attorney, a facsimile or original of the signed Notice of Conversion and a facsimile or original of the signed Purchaser Representation Letter, see Exhibits A and B attached hereto, which evidences Purchaser's intention to convert the Shares or a specified portion thereof, and accompanied by proper assignment, if applicable, as long as the original Shares to be converted are received by the Company within two business days after receipt of the Notice of Conversion and Purchaser Representation Letter. No fractional shares or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded down or up, as the case may be, to the nearest whole share. The date on which notice of conversion is effective ("Conversion Date") shall be deemed to be the date on which the Purchaser has delivered to the Company the original Shares, a facsimile or original of the signed Notice of Conversion and a facsimile or original of the signed Purchaser Representation Letter.

          b. Within two (2) business days after receipt of the documentation referred to above in this Section 7(a), the Company shall deliver a certificate, without stop transfer instructions, for the number of Common Stock issuable upon the conversion. It shall be the Company's responsibility to take all necessary actions and to bear all such costs to issue the Common Stock as provided herein, including the delivery of an opinion letter to the transfer agent, if so required. The person in whose name the certificate of Common Stock is to be registered shall be treated as a shareholder of record on and after the conversion date.
                   No payment or adjustment shall be made for accrued and unpaid interest until the earlier of the Conversion Date or the mandatory conversion date. Upon surrender of any Shares that are to be converted in part, the Company shall issue to the Purchaser new Shares equal to the number of unconverted Shares, if so requested by Purchaser.

8.                 Closing Date and Escrow Agent.

          The date of the issuance of the Shares in the name of the PURCHASER (the "Closing Date") shall be May 29, 1996. Closing shall be effected through delivery of funds and certificates to the Escrow Agent. PURCHASER shall forthwith deliver the necessary funds as indicated in Paragraph 1 to the Escrow Agent. Share Certificates will be delivered at the instructions of the ISSUER to the Escrow Agent: Joseph B. La Rococo, Esquire, 1055
Washington Boulevard, Stamford, Connecticut 06901. PURCHASER herein instructs the Escrow Agent, and gives the Escrow Agent its good and sufficient authority to release funds to the ISSUER and Scharff, Witchel & Co., Inc. in connection with the purchase of the Shares, upon receipt by the Escrow Agent of said Shares subscribed for, subject to the terms and conditions of any Escrow Agreement in effect between the Issuer and the Escrow Agent. PURCHASER and ISSUER agree that the Escrow Agent, in his capacity as Escrow Agent, has no liability as a result of any fraudulent or unlawful conduct of any party other than the Escrow Agent and agree to hold the Escrow Agent harmless in such event. In the event the Share Certificates are not received by the Escrow Agent from the ISSUER within Five (5) Business Days of the date of receipt of the Escrowed Funds, the Escrow Agent shall return the Escrowed Funds without interest to the PURCHASER by wire transfer pursuant to written instructions.

9.                 Conditions to the Company's Obligation to Sell.

          ISSUER reserves the right to reject this Agreement. PURCHASER understands that ISSUER'S Obligation to sell the Shares subscribed for hereunder is conditioned upon:

          a. The receipt and acceptance by ISSUER of this Agreement for all the Shares as evidenced by execution of this subscription agreement by the Chief Executive Officer or Chief Financial Officer of the ISSUER. The acceptance of funds by the ISSUER shall be deemed to be constructive acceptance of this Agreement. PURCHASER understands this Agreement is irrevocable; and

          b. Delivery into the Escrow Agent by PURCHASER of good U.S. funds as payment in full for the purchase of the Shares and all fees.

10.                 Conditions to PURCHASER's Obligation to Purchase

          ISSUER understands that PURCHASER's obligation to purchase the Shares subscribed for hereunder is conditioned upon the following:

          a.                execution and delivery of this Agreement; and

          b.                delivery of Shares.

11.                Governing Law.

          This Agreement shall be governed by and construed under the laws of the State of Delaware without regard to its choice of law principles.

12.                Right of First Refusal.

          The Purchaser is hereby given a right of first refusal on any Regulation S offering involving the Issuer during the next 12 months.

13.                Change in Regulation S.

          During the eighteen month period following issuance of the Shares, if there is any change in Regulation S that would restrict the conversion of the Shares into Common Stock according to the terms and conditions set forth in this Agreement, then in such event SRGN shall immediately seek registration by way of a Form S-3 filing. All such action required by SRGN to complete the registration shall be done as soon as possible at SRGN's sole cost and expense.

14.                Entire Agreement.

          This Agreement constitutes the entire agreement among the parties hereof with respect to the subject matter hereof and supersedes any and all prior or contemporaneous representations, warranties, agreements and understandings in connection therewith. This Offshore Securities Subscription Agreement may be amended only in writing executed by all parties hereto.

15. Independent Counsel. The undersigned acknowledges that it has been advised to consult with its own attorney regarding legal matters concerning this Agreement.

16.                Full Name and Address of PURCHASER for Registration
          Purposes:

NAME:              GUNDYCO



ADDRESS:           Attn: Jay Smith, Wood Gundy Inc.



                   200 King Street West, Box 72, 6th Floor



                   Toronto, Ontario M5H 3Z8 Canada



TELE. NO.           416-594-8930



FAX NO.            416-594-8916



CONTACT NAME:               Jay Smith




17.                Delivery Instructions (If different from Registration Name):

NAME:

ADDRESS:







TELE. NO.

FAX NO.

CONTACT NAME:

SPECIAL
INSTRUCTIONS:               Please ensure registered in street name "GUNDYCO"










18.                ISSUER'S Acceptance Based Upon PURCHASER Representations.

          ISSUER is accepting this subscription based upon and in reliance upon the representations and warranties of PURCHASER contained herein, including without limitation, those contained in section 2 and this Agreement would not be accepted by ISSUER in the absence of such representations and warranties.


IN WITNESS WHEREOF, this Offshore Securities Subscription Agreement was duly executed as of the 29th day of May, 1996.

Company
Name:              P.R.I.F., L.P. by H.B. and Co., Inc.


                                                         Purchaser




                                                          "Henry Brachfeld"
                                      By:
                                               Official Signatory of Purchaser


Name
(Printed):         Henry Brachfeld



Title:             Officer



Country of
Execution:         Canada



Accepted this 29th day of the month of May, 1996.




                                      SERAGEN, INC.

                                                         "George W. Masters"
                                      By:
                                               George W. Masters, its Chief
                                               Executive Officer duly authorized





                                                         EXHIBIT "A"

                                                   NOTICE OF CONVERSION


                                             _________________________, 199__

SERAGEN, INC.
97 South Street
Hopkinton, MA 01748


                   The undersigned, _______________________________
(the "Holder"), does hereby give notice that it wishes to convert ____________ shares of Series A Convertible Preferred Stock (the "Shares") of SERAGEN, INC. (the "Issuer") held by it into shares of Common Stock of the Issuer, which have been reserved for issuance upon such conversion. The Holder represents and warrants that (i) all of the requirements of Regulation S promulgated under the Securities Act of 1933, as amended (the "Act") applicable to the Holder have been complied with by the Holder and (ii) the Holder has not engaged in any transaction or series of transactions that, although in technical compliance with all of the requirements of Regulation S, is part of a plan or scheme to evade the registration requirements of the Act. The number of shares of the Corporation's common stock, par value $.01 per share ("Common Stock") issuable upon conversion of the Shares held by an investor under the terms of this Agreement shall equal the Subscription Proceeds plus the amount of the accrued dividends through the Conversion Date, divided by the lesser of (a) seventy-three percent (73%) of the Market Price (as defined below) of the Issuer's Common Stock, or (b) the closing bid price on NASDAQ for the Common Stock for the day immediately preceding the "Closing Date" as defined in paragraph 8 of the Subscription Agreement. "Market Price" shall mean the five (5) day average closing bid for the Common Stock for the five (5) business days immediately preceding the conversion date, as reported by NASDAQ. The undersigned has not taken any short position or hedge position in the Company's Common Stock to be covered by any of the Shares or the Underlying Common Stock nor has the undersigned made any promissory notes and/or pledges to that effect on the Company's
Common Stock.


                                             [Holder]



                                        By:_________________________________







                                                        EXHIBIT "B"

                                              PURCHASER REPRESENTATION LETTER

Dear Sirs:

                   The undersigned ____________, has purchased on ____________, 1996, ____________ Convertible Preferred Shares of SERAGEN, INC. (the "Company") at a per share subscription price of $_______ per share, (the Convertible Preferred Shares referred to herein as the "Shares"). In connection with such purchase, the undersigned, has executed and delivered a subscription agreement ("Subscription Agreement") of your design. As the forty-five (45) day transaction restriction period has expired, the undersigned hereby requests that the Shares be transferred into "Street Name" of __________________________.

                   The undersigned represents and warrants as follows:

1. The offer to purchase the Shares was made to it outside of the United States and the undersigned was, at the time the Subscription Agreement was executed and delivered, and is now, outside the United States;

2. It is not a U.S. Person (as such term is defined in Section 902(a) of Regulation S promulgated under the United States Securities Act of 1933 (the "Securities Act"); and it has purchased the Shares for its own account and not for the account or benefit of any U.S. person;

3. All offers and sales by the undersigned of the Shares shall be made pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from, or in a transaction not subject to the registration requirements of, the Securities Act;

4. It is familiar with and understands the terms, conditions and requirements contained in Regulation S and definitions of U.S. persons contained in Regulation S;

5. The undersigned has not engaged in any "directed selling efforts" (as such term is defined in Regulation S) with respect to the Shares; and

6. The undersigned purchased its Shares with investment intent and presently has no interest to sell, dispose of or otherwise transfer the Shares. The purpose for this request is to facilitate the management of the undersigned's investment accounts.

Dated this ______ day of the month of ____________, 1996.

By:

_________________________________       ____________________________________
Official Signature of Purchaser                                Title